Exhibit 21.1

SUBSIDIARIES OF ABAXIS, INC.

The following is a list of subsidiaries of the Registrant, omitting some subsidiaries that, considered in the aggregate, would not constitute a significant subsidiary.

Name	Jurisdiction of Incorporation
Abaxis Asia	Hong Kong
Abaxis Europe GmbH	Germany
Abaxis UK (formerly Quality Clinical Reagents Limited)	England